Exhibit 21

SUBSIDIARIES OF THE COMPANY

Subsidiary	Jurisdiction of Incorporation

Standard Microsystems Corporation (Asia)	Delaware, U.S.A.
SMSC Europe GmbH	Germany
SMSC North America, Inc.	Delaware, U.S.A.
SMSC Analog Technology Center, Inc.	Arizona, U.S.A.
Standard Microsystems, KK	Japan
SMSC Holdings S.à.r.l.	Luxemburg
SMSC Trading S.à.r.l.	Luxemburg
SMSC Standard Microsystems (Canada) Corporation	Canada
SMSC Sweden AB	Sweden
K2L GmbH	Germany
Standard Microsystems India Private Limited	India
SMSC Bulgaria EOOD	Bulgaria